Exhibit 99.1

Sapiens Recognized by Celent as Functionality Standouts for Property & Casualty and Workers’ Compensation Claims

Sapiens’ core claims and workers’ compensation solutions were recognized out of 23 leading P&C claims solutions in North America

Raleigh, N.C., June 15 2022– Sapiens International Corporation (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, has announced that Sapiens’ claims solutions for P&C and for Workers’ Compensation have been recognized by Celent as a Functionality Standouts in the Celent 2022 Claims System Vendors report for North American Property & Casualty Insurance.

The Celent report profiled 23 claims administration systems available in North America for property-casualty insurance carriers, including an overview of their functionality, customer base, technology, implementation, pricing and support.

Celent credited Sapiens ClaimsPro for Property & Casualty as “a full function core claims system that many midsize and small insurers may wish to consider, especially in light of Sapiens’ growing add-on analytic and digital offerings,” according to the recent report. Key benefits highlighted include faster claims cycle times, lower expenses and settlement costs, intuitive and easy-to-use interface, 360-degree customer experience and vendor management.

Customers rated the solution favorably, particularly the medical case management/disability management features and configurability. Clients felt the solution integrated most easily with their other internal applications, such as reporting, documents or financial systems. Regarding their implementation experience, responsiveness and issue resolution received the highest marks. In the area of ongoing system support, knowledge of their solution and relevant technology received the highest score. “We have a good working relationship with Sapiens,” a client reported. “They are available to us, and are very helpful with testing and suggestions.”

Sapiens ClaimsPro for Workers’ Compensation, a component of CoreSuite for Workers’ Compensation, received outstanding recognition by Celent as “a full-function core claims system tuned over the years for Workers’ Compensation claims that both monoline workers’ compensation insurers and other insurers with a substantial workers’ compensation book of business may wish to consider.” Its key features highlighted in the report include statistical reporting, configurability, continuity with the implementation team and consistently meeting service level.

Celent also included customer feedback in the report: “Sapiens ClaimsPro for Workers’ Compensation makes solid business sense and is flexible to the needs of the business… Sapiens’ solution provides a highly functional system that is well supported, keeps the underpinning technology up to date, and provides very rich functionality… A huge benefit is that our internal IT can truly accomplish a lot by way of changes and/or integration with other external services/products without Sapiens involvement.”

Donald Light, Director in Celent’s North America Property Casualty Practice and one of the report’s authors, commented, “Since claims represents the largest cost for every dollar of premium, insurers are looking for the enhanced value that advanced claims solutions can provide. Sapiens’ two claims solutions profiled in this report reflect Sapiens’ continued investments in usability, functionality, and configurability.”

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“We are delighted to receive this prestigious recognition by Celent, which illustrates our depth of impact, breadth of knowledge and keen understanding of the property-casualty industry,” said Jamie Yoder, Sapiens North America President and General Manager. “As Sapiens continues to power the insurance transformation, leading analysts are taking notice of our deep industry acumen.”

Sapiens ClaimsPro for Property & Casualty is a critical component of Sapiens CoreSuite for Property and Casualty. ClaimsPro streamlines end-to-end claims processing for all personal, commercial and specialty lines, preparing carriers to adapt to new business requirements. The solution provides full lifecycle support for handling claims for all personal and commercial lines of business, including workers’ compensation.

Sapiens ClaimsPro for Workers’ Compensation supports carriers to improve operational performance by reducing claim inventories and supporting medical costs using advanced outcome-based case management. Its real-time payment processing allows automatic and split payments, offsets and deductions, refunds, transfers and 1099 processing for financial efficiency. The platform’s rules-driven auto-adjudication and decision support enables proactive case management that reduce claims time to settle and claims closure.

To download the Celent report with profiles for Sapiens’ claims solutions for P&C and for Workers’ Compensation, click here.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. Backed by 40 years of industry expertise, Sapiens offers a complete insurance platform, with pre-integrated, low-code solutions and a cloud-first approach that accelerates customers’ digital transformation. Serving over 600 customers in 30 countries, Sapiens offers insurers across property and casualty, workers’ compensation and life markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit sapiens.com or follow us on LinkedIn.

Media Contact

Shay Assaraf

Chief of Marketing, Sapiens

Shay.assaraf@sapiens.com

Investor’s Contact

Dina Vince

Head of Investor Relations, Sapiens

ir@sapiens.com

www.sapiens.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

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